PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	June 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents		$—	$286.7
Accounts receivable		105.8	110.8
Fair value of risk management contracts	12	2.2	2.9
Assets held for sale	2	252.4	117.5
		360.4	517.9
Fair value of risk management contracts	12	1.6	1.0
Other assets		127.4	118.7
Property, plant and equipment	2	2,009.5	2,849.0
Exploration and evaluation assets	3	361.9	496.3
Deferred income taxes	7	227.6	118.4
TOTAL ASSETS		$3,088.4	$4,101.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	5	$29.8	$—
Accounts payable		143.2	173.8
Fair value of risk management contracts	12	5.9	55.3
Convertible debentures	4	—	126.6
Current portion of long term debt	5	—	537.0
Current portion of provisions and other liabilities	6	21.7	22.1
Liabilities associated with assets held for sale	2, 6	83.8	—
		284.4	914.8
Fair value of risk management contracts	12	23.4	5.3
Long term debt	5	1,031.3	1,023.7
Provisions and other liabilities	6	587.9	672.5
		1,927.0	2,616.3
Shareholders' Equity
Shareholders' capital	8	4,829.7	4,815.1
Contributed surplus		13.4	22.9
Deficit		(3,681.7)	(3,353.0)
		1,161.4	1,485.0
Subsequent events	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$3,088.4	$4,101.3
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2017 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
REVENUES
Oil and gas sales		$147.2	$137.2	$313.7	$251.4
Royalties, net of incentives		(16.0)	(7.8)	(31.7)	(15.9)
		131.2	129.4	282.0	235.5
Realized gain (loss) on commodity risk management	12	(0.3)	77.1	(16.9)	204.1
Change in fair value of commodity risk management contracts	12	2.5	(224.3)	56.2	(234.5)
		133.4	(17.8)	321.3	205.1
EXPENSES
Operating		63.0	66.7	123.6	136.8
Transportation		7.8	8.3	16.1	17.1
General and administrative		18.3	21.8	37.7	44.3
Depletion, depreciation and amortization	2	64.1	91.3	135.9	186.9
Impairment	2	306.3	—	377.3	—
		459.5	188.1	690.6	385.1
OPERATING INCOME (LOSS)		(326.1)	(205.9)	(369.3)	(180.0)

Other (income) expense items
(Gain) loss on disposition of properties	2, 3	(19.9)	14.0	25.0	17.7
Unrealized foreign exchange (gain) loss	13	(6.4)	(5.8)	(10.4)	(37.9)
Realized foreign exchange (gain) loss	13	(0.4)	(0.7)	1.7	0.8
Interest and financing charges		17.2	26.4	43.6	52.9
Loss on early extinguishment of debt	5	1.1	—	7.5	—
Accretion	6	3.7	3.9	7.5	7.9
Other (income) expense		(1.2)	(3.9)	(6.3)	(4.4)
INCOME (LOSS) BEFORE TAXES		(320.2)	(239.8)	(437.9)	(217.0)
Deferred income tax (recovery) expense	7	(77.8)	(66.4)	(109.2)	(68.6)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(242.4)	$(173.4)	$(328.7)	$(148.4)
NET INCOME (LOSS) PER SHARE	11
Basic		$(0.44)	$(0.32)	$(0.60)	$(0.27)
Diluted		$(0.44)	$(0.32)	$(0.60)	$(0.27)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2017 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(242.4)	$(173.4)	$(328.7)	$(148.4)
Non-cash items
Depletion, depreciation, amortization and accretion	2, 6	67.8	95.2	143.4	194.8
Impairment	2	306.3	—	377.3	—
Deferred income tax (recovery) expense	7	(77.8)	(66.4)	(109.2)	(68.6)
Unrealized foreign exchange (gain) loss	13	(6.4)	(5.8)	(10.4)	(37.9)
Change in fair value of commodity risk management contracts	12	(2.5)	224.3	(56.2)	234.5
Share based compensation	9	2.2	2.8	4.9	6.5
(Gain) loss on disposition of properties	2, 3	(19.9)	14.0	25.0	17.7
Other items		0.9	(1.6)	(0.2)	(3.3)
Loss on early extinguishment of debt	5	1.1	—	7.5	—
Foreign exchange derivative settlements	12	—	—	2.8	—
Funds flow from operations		29.3	89.1	56.2	195.3
Interest and financing charges		17.2	26.4	43.6	52.9
Expenditures on remediation	6	(4.1)	(0.2)	(8.5)	(5.2)
Change in non-cash operating working capital	10	(5.9)	(14.0)	10.9	(25.3)
Cash flow from operating activities		36.5	101.3	102.2	217.7
FINANCING
Bank indebtedness (repayment)	5	25.3	(42.0)	29.8	(3.7)
Long term debt (repayment)	5	(96.0)	—	(502.5)	(104.0)
Convertible debentures repayment	4	—	—	(126.6)	—
Convertible debentures repurchase	4	—	(0.5)	—	(10.2)
Foreign exchange derivative settlements	12	—	—	(2.8)	—
Interest and financing charges paid		(21.0)	(18.3)	(62.7)	(54.1)
Cash flow from financing activities		(91.7)	(60.8)	(664.8)	(172.0)
INVESTING
Capital expenditures		(36.7)	(12.0)	(56.1)	(20.7)
Proceeds on property dispositions		94.7	34.6	342.0	47.4
Contributions to remediation trust funds and other items		(3.9)	(8.4)	(6.3)	(16.1)
Change in non-cash investing working capital	10	1.1	(0.6)	(3.7)	(2.2)
Cash flow from investing activities		55.2	13.6	275.9	8.4
CHANGE IN CASH AND CASH EQUIVALENTS		—	54.1	(286.7)	54.1
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD			—	286.7	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$54.1	$—	$54.1
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2017 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,829.7	$4,813.4	$4,815.1	$4,797.0
Share based compensation		—	—	14.6	16.4
Balance, end of period		4,829.7	4,813.4	4,829.7	4,813.4

CONTRIBUTED SURPLUS
Balance, beginning of period		11.1	14.7	22.9	27.3
Share based compensation	9	2.3	2.9	5.1	6.7
Exercise of share based compensation awards		—	—	(14.6)	(16.4)
Balance, end of period		13.4	17.6	13.4	17.6

DEFICIT
Balance, beginning of period		(3,439.3)	(3,034.3)	(3,353.0)	(3,059.3)
Net income (loss)		(242.4)	(173.4)	(328.7)	(148.4)
Balance, end of period		(3,681.7)	(3,207.7)	(3,681.7)	(3,207.7)

TOTAL SHAREHOLDERS' EQUITY		$1,161.4	$1,623.3	$1,161.4	$1,623.3
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Second Quarter 2017 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED JUNE 30, 2017 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and six months ended June 30, 2017 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2016 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2016 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2016.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on August 14, 2017.

PENGROWTH Second Quarter 2017 Financial Results	5

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	89.9	1.9	91.8
Property acquisitions	1.3	—	1.3
Change in asset retirement obligations	(34.4)	—	(34.4)
Divestitures	(191.5)	—	(191.5)
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	57.5	0.4	57.9
Change in asset retirement obligations	3.1	—	3.1
Divestitures	(133.4)	—	(133.4)
Balance, June 30, 2017	$6,766.0	$91.2	$6,857.2

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	345.6	4.3	349.9
Divestitures	(102.4)	—	(102.4)
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	134.1	1.8	135.9
Impairment	377.3	—	377.3
Loss on assets held for sale	148.5	—	148.5
Divestitures	(29.5)	—	(29.5)
Balance, June 30, 2017	$4,513.1	$82.2	$4,595.3

Net book value	Oil and natural gas assets	Other equipment	Total
As at June 30, 2017
Assets held for sale	$252.4	$—	$252.4
Long term	2,000.5	9.0	2,009.5
	$2,252.9	$9.0	$2,261.9
As at December 31, 2016
Assets held for sale	$117.5	$—	$117.5
Long term	2,838.6	10.4	2,849.0
	$2,956.1	$10.4	$2,966.5
During the six months ended June 30, 2017, $1.3 million (June 30, 2016 – $1.5 million) of directly attributable general and administrative costs were capitalized to PP&E.
At June 30, 2017, $5.8 million (June 30, 2016 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2017, $1.7 million (June 30, 2016 – $1.5 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.5 percent (June 30, 2016 – 5.7 percent).
In early January 2017, Pengrowth successfully closed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250.0 million, which resulted in a gain on disposition of $144.7 million, net of transaction costs.

PENGROWTH Second Quarter 2017 Financial Results	6

ASSETS HELD FOR SALE
At June 30, 2017, Pengrowth has presented $252.4 million of its Judy Creek area assets to be sold as assets held for sale and classified them as current assets on the Consolidated Balance Sheets. A $71.0 million PP&E impairment was recorded in the previous quarter using the estimated cash consideration as a measure of the recoverable amount when the agreement was signed subsequent to March 31, 2017. The related asset retirement obligations ("ARO") of $83.8 million were presented as liabilities associated with assets held for sale and classified as current liabilities on the Consolidated Balance Sheets. The disposition was completed on July 6, 2017.
On July 11, 2017, Pengrowth announced that the agreement to sell certain of its Swan Hills area assets for $180 million was terminated. These assets were presented as assets held for sale at March 31, 2017 and a related loss on assets held for sale reflecting the lesser of fair value less costs to sell and their carrying amount was recorded at that time. Pengrowth has reclassified $255.4 million of its Swan Hills area properties, previously presented as assets held for sale, into PP&E on the Consolidated Balance Sheets at June 30, 2017. The related ARO of $91.1 million was also reclassified from liabilities associated with assets held for sale to provisions and other liabilities on the Consolidated Balance Sheets at June 30, 2017.
IMPAIRMENT
On July 11, 2017, Pengrowth entered into an agreement for the sale of its Olds/Garrington area assets in central Alberta for $300 million cash consideration, subject to customary adjustments. Since the agreed sales price was less than book value of the assets, a $306.3 million PP&E impairment was recorded at June 30, 2017 using the estimated cash consideration as a measure of the recoverable amount. As the agreement was signed subsequent to June 30, 2017, these assets were not classified as assets held for sale at June 30, 2017.
A $71.0 million PP&E impairment was recorded at March 31, 2017 related to Pengrowth entering into an agreement for the sale of its Judy Creek assets in north central Alberta as mentioned above.

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2015	$494.8
Additions	1.5
Balance, December 31, 2016	$496.3
Divestitures	(125.4)
Loss on assets held for sale	(9.0)
Balance, June 30, 2017	$361.9
Pengrowth closed the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million, resulting in a pre-tax loss on disposition of $33.4 million.
On July 11, 2017, Pengrowth announced that the agreement to sell certain of its Swan Hills area assets for $180 million was terminated. Included in this disposition were the assets in the non producing Devil area which were recorded as an E&E asset. None of the purchase price was attributed to the Devil lands resulting in a loss on assets held for sale of $9.0 million in the first quarter of 2017.

PENGROWTH Second Quarter 2017 Financial Results	7

4.	CONVERTIBLE DEBENTURES
On March 31, 2017, $126.6 million of convertible debentures matured and were repaid and settled with cash on hand.
The following table summarizes the activity associated with the convertible debentures:

Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.2)
Balance, December 31, 2016	$126.6
Repayment of convertible debentures	(126.6)
Balance, June 30, 2017	$—
Face value, June 30, 2017	$—

5.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	June 30, 2017	December 31, 2016
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 26, 2017 (1)	$—	$537.0
265 million at 6.98 percent due August 21, 2018	343.4	355.6
35 million at 3.49 percent due October 18, 2019	45.3	46.9
115.5 million at 5.98 percent due May 11, 2020	149.5	154.8
105 million at 4.07 percent due October 18, 2022	135.8	140.6
195 million at 4.17 percent due October 18, 2024	252.1	261.1
	$926.1	$1,496.0
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 18, 2019	$25.3	$24.8
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 21, 2018	$15.0	$15.0
25 million at 4.74 percent due October 18, 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$40.0	$—
Total long term debt	$1,031.3	$1,560.7

Current portion of long term debt	$—	$537.0
Non-current portion of long term debt	1,031.3	1,023.7
	$1,031.3	$1,560.7

(1)
There is no outstanding balance on the U.S. $400 million senior unsecured notes following the early repayment of U.S. $300 million on March 30, 2017 and the remaining U.S. $100 million on June 2, 2017.

Pengrowth has in place a $1.0 billion revolving, committed term credit facility supported by a syndicate of eleven domestic and international banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in March 2015 and matures on March 31, 2019.
The facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.

PENGROWTH Second Quarter 2017 Financial Results	8

At June 30, 2017, the available facility was reduced by drawings of $40.0 million (December 31, 2016 – $nil) and letters of credit in the amount of $43.1 million (December 31, 2016 – $44.9 million) were outstanding.
On March 30, 2017, Pengrowth made an early repayment of U.S.$300.0 million of the U.S.$400.0 million 6.35 percent senior unsecured notes with cash on hand. Pursuant to the relevant Note Purchase Agreements, interest payable to that date and an early redemption penalty of Cdn$6.4 million were paid in addition to the principal for a total amount of Cdn$406.5 million.
On June 2, 2017, Pengrowth made an early repayment of the remaining outstanding U.S.$100.0 million of the U.S.$400.0 million 6.35 percent senior unsecured notes, otherwise scheduled to mature on July 26, 2017. Pursuant to the relevant Note Purchase Agreements, interest payable to that date and an early redemption penalty of Cdn$1.1 million were paid in addition to the principal for a total amount of Cdn$136.0 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50.0 million demand operating facility with one Canadian bank. At June 30, 2017, the facility was reduced by drawings of $27.0 million (December 31, 2016 – $nil) and was reduced by $19.1 million of outstanding letters of credit (December 31, 2016 – $6.4 million).
Together with the outstanding cheques, the drawings on the facility are included in Bank indebtedness which had a balance of $29.8 million at June 30, 2017 (December 31, 2016 - $nil).
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all relevant times during the preceding twelve months, and at June 30, 2017.
The Company has agreed on the key elements of an amendment with a group of noteholders who represent the necessary majority of the principal amount of notes affected by the amendment. The Company and noteholders are in the process of preparing detailed formal agreements to effect the amendment. The amendment includes the relaxation of the Company’s covenants for a period commencing with the third quarter of 2017 up to and including the period ending September 30, 2019, a waiver of the debt to book capitalization ratio, and a waiver of the total and senior debt to EBITDA covenant ratios during this period. The interest coverage ratio covenant is expected to reduce the EBITDA to interest ratio significantly for the amendment period. In exchange, the noteholders would receive security over Pengrowth's assets and a 2.0 percentage point increase in interest rates, while maturities remain the same. The proposed amendment with the noteholders is contingent on a similar agreement being reached with the syndicate of banks providing Pengrowth's Credit Facility. The agent bank for the Credit Facility has been approached with a similar proposal that would also see a reduction in the Credit Facility from $1.0 billion to $400 million with a further reduction to $330 million pending further asset sales. Pengrowth anticipates having final agreements in place with the entire bank syndicate and its noteholders during the third quarter of 2017.
These agreements, once finalized, are expected to provide the Company with increased financial flexibility through September 30, 2019. To provide additional financial flexibility beyond that date, Pengrowth is also considering additional asset sales and opportunities to access the capital markets to replace existing debt with less restrictive high yield debt.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
The key financial covenants as at June 30, 2017 are summarized below:

Covenant	Limit	Actual at June 30, 2017 (1)
Senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	2.7 times
Senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	50% (2)
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	4.7 times

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. For the purposes of covenant calculations only, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes.

(2)	The covenant was permanently removed from the Credit Facility effective December 31, 2016.

6.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Other liabilities	Total
Balance, December 31, 2015	$703.4	$4.3	$0.3	$708.0
Incurred during the period	—	35.0	2.9	37.9
Property dispositions	(11.8)	—	—	(11.8)
Expenditures on remediation/provisions settled	(20.0)	(1.4)	(0.1)	(21.5)
Other revisions	(34.4)	—	1.3	(33.1)
Accretion (amortization)	15.1	—	—	15.1
Balance, December 31, 2016	$652.3	$37.9	$4.4	$694.6
Incurred during the period	3.1	—	(1.4)	1.7
Property dispositions	(0.8)	—	—	(0.8)
Expenditures on remediation/provisions settled	(8.5)	(0.8)	(0.3)	(9.6)
Accretion (amortization)	7.5	—	—	7.5
Balance, June 30, 2017	$653.6	$37.1	$2.7	$693.4

As at June 30, 2017	Asset retirement obligations	Finance leases	Other liabilities	Total
Current including assets held for sale	$103.8	$1.4	$0.3	$105.5
Long term	549.8	35.7	2.4	587.9
	$653.6	$37.1	$2.7	$693.4

As at December 31, 2016
Current	$20.0	$1.5	$0.6	$22.1
Long term	632.3	36.4	3.8	672.5
	$652.3	$37.9	$4.4	$694.6
The following assumptions were used to estimate the ARO liability:

	As at
	June 30, 2017	December 31, 2016
Total escalated future costs	$2,114.4	$2,120.4
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2085.

PENGROWTH Second Quarter 2017 Financial Results	9

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Six months ended
	June 30, 2017	June 30, 2016
Income (loss) before taxes	$(437.9)	$(217.0)
Combined federal and provincial tax rate	27.09%	27.08%
Expected income tax expense (recovery)	$(118.6)	$(58.8)
Change in unrecognized deferred tax asset	9.0	(6.4)
Foreign exchange (gain) loss (1)	(1.1)	(5.1)
Effect of change in corporate tax rate	(0.1)	(0.6)
Other including share based compensation	1.6	2.3
Deferred income tax expense (recovery)	$(109.2)	$(68.6)
(1) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Six months ended		Year ended
	June 30, 2017		December 31, 2016
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	547,709	$4,815.1	543,033	$4,797.0
Share based compensation (non-cash exercised)	4,537	14.6	4,676	18.1
Balance, end of period	552,246	$4,829.7	547,709	$4,815.1

9.	LONG TERM INCENTIVE PLANS ("LTIP")
SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,049	6,553	—
Forfeited	(460)	(737)	—
Exercised	(1,695)	(2,721)	(104)
Performance adjustment	704	—	—
Outstanding, December 31, 2016	6,238	8,436	198
Granted	2,124	4,537	—
Forfeited	(138)	(650)	—
Exercised	(1,104)	(3,436)	—
Performance adjustment	54	—	—
Outstanding, June 30, 2017	7,174	8,887	198
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.

PENGROWTH Second Quarter 2017 Financial Results	10

A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at June 30, 2017, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 3.0 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at June 30, 2017, 163,867 common shares (December 31, 2016 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. The DESUs are entitled to deemed dividends, if applicable.
CASH-SETTLED LTIP
Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the six months ended June 30, 2017, compensation reduction of $0.1 million (June 30, 2016 - $1.6 million expense) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at June 30, 2017, $1.6 million (December 31, 2016 - $3.6 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at June 30, 2017, Phantom DSUs, awarded to Directors, had a corresponding liability of $1.7 million (December 31, 2016 - $2.6 million) of which $0.3 million was included in current provisions due to the retirement of certain Directors in the second quarter of 2016. For the six months ended June 30, 2017, Pengrowth recorded a $0.6 million compensation reduction (June 30, 2016 - $2.9 million expense) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2015	—	397
Granted	4,559	1,024
Forfeited	(330)	—
Exercised	—	(75)
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	477
Forfeited	(851)	—
Exercised	(1,341)	(155)
Outstanding, June 30, 2017	5,200	1,668

PENGROWTH Second Quarter 2017 Financial Results	11

TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Six months ended
	June 30, 2017	June 30, 2016
Non-cash share based compensation	$5.1	$6.7
Amounts capitalized in the period	(0.2)	(0.2)
Non-cash share based compensation expense	$4.9	$6.5
Cash-settled RSUs (reduction) expense	$(0.1)	$1.6
Cash-settled Phantom DSUs (reduction) expense	$(0.6)	$2.9
Total share based compensation expense	$4.2	$11.0

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended		Six months ended
Cash provided by (used for):	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Accounts receivable	$5.6	$7.6	$23.7	$25.9
Accounts payable	(9.9)	(18.9)	(11.2)	(48.5)
Prepaid tax assessment	(1.6)	(2.7)	(1.6)	(2.7)
	$(5.9)	$(14.0)	$10.9	$(25.3)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Six months ended
Cash used for:	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Accounts payable, including capital accruals	$1.1	$(0.6)	$(3.7)	$(2.2)

11.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Six months ended
(000's)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Weighted average number of shares - basic and diluted	552,253	547,444	550,123	545,481
For the three and six months ended June 30, 2017, 7.0 million shares and 15.1 million shares, respectively, (8.6 million and 8.5 million shares for the three and six months ended June 30, 2016) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH Second Quarter 2017 Financial Results	12

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at June 30, 2017, Pengrowth had the following financial contracts outstanding:

Financial Natural Gas Contracts:
Swaps
Reference point	Remaining term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Jul. 1 - Oct. 31, 2017	53,552	$2.65
AECO	Jul. 1 - Dec. 31, 2017	4,739	$3.46
During the first quarter of 2017, Pengrowth early settled all of its 2017 crude oil swap contracts at an aggregate loss of $12.7 million.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at June 30, 2017

Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($1.9)	$1.9
As at close June 30, 2017, the AECO gas spot price was $2.36/MMBtu (June 30, 2016 – $1.35/MMBtu).
Physical Delivery Contracts
As at June 30, 2017, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Diluted bitumen:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (U.S.$)
Western Canada Select	12,000	Jul. 1 - Dec. 31, 2017	WTI less $15.40
Western Canada Select	5,000	Jul. 1 - Dec. 31, 2017	WTI less $15.60 - $18.35 (1)
Western Canada Select	12,000	2018	WTI less $16.95
Western Canada Select	5,000	2018	WTI less $16.50 - $19.25 (1)
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45 (1)

(1)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.
Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Swapped amount (U.S.$ millions)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
14.2	Jul. 1 - Dec. 31, 2017	0.76
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts related to the fixed price WCS differential, outstanding as at June 30, 2017, of approximately $0.4 million.

PENGROWTH Second Quarter 2017 Financial Results	13

Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
715.5	620.0	87%	0.75
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million early repayment of a portion of the U.S.$400 million senior unsecured notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2017	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$7.2	$0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.0	$—
Interest Rate Sensitivity - Bank Interest Cost
As at June 30, 2017, Pengrowth had approximately $1.0 billion of long term debt (December 31, 2016 - $1.6 billion), current and non-current, and $nil of convertible debentures outstanding (December 31, 2016 - $0.1 billion) of which $40 million was based on floating interest rates (December 31, 2016 - $nil). Therefore, Pengrowth had minimal interest rate risk as at June 30, 2017 (December 31, 2016 - $nil).

PENGROWTH Second Quarter 2017 Financial Results	14

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the six month period ended June 30, 2017	Commodity contracts (1)	Power contracts	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$2.2	$—	$—	$2.2
Non-current portion of risk management assets	—	—	1.6	1.6
Current portion of risk management liabilities	—	—	(5.9)	(5.9)
Non-current portion of risk management liabilities	—	—	(23.4)	(23.4)
Risk management assets (liabilities), end of period	$2.2	$—	$(27.7)	$(25.5)
Less: Risk management assets (liabilities) at beginning of period	(54.0)	—	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$56.2	$—	$(25.0)	$31.2
Realized gain (loss) on risk management contracts for the period	(16.9)	—	(2.8)	(19.7)
Total unrealized and realized gain (loss) on risk management contracts for the period	$39.3	$—	$(27.8)	$11.5

As at and for the six month period ended June 30, 2016	Commodity contracts (1)	Power contracts (3)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$97.7	$—	$—	$97.7
Non-current portion of risk management assets	39.8	—	12.2	52.0
Current portion of risk management liabilities	(1.5)	(0.8)	(0.2)	(2.5)
Risk management assets (liabilities), end of period	$136.0	$(0.8)	$12.0	$147.2
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the period	$(234.5)	$0.9	$(71.3)	$(304.9)
Realized gain (loss) on risk management contracts for the period	204.1	(2.4)	—	201.7
Total unrealized and realized gain (loss) on risk management contracts for the period	$(30.4)	$(1.5)	$(71.3)	$(103.2)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(3)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

PENGROWTH Second Quarter 2017 Financial Results	15

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at June 30, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$113.6	$113.6	$113.6	$—	$—
Fair value of risk management contracts	3.8	3.8	—	3.8	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	926.1	940.6	—	940.6	—
Cdn dollar senior unsecured notes	39.9	40.8	—	40.8	—
U.K. pound sterling denominated unsecured notes	25.3	25.7	—	25.7	—
Fair value of risk management contracts	29.3	29.3	—	29.3	—

			Fair value measurements using:
As at December 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$106.5	$106.5	$106.5	$—	$—
Fair value of risk management contracts	3.9	3.9	—	3.9	—

Financial Liabilities
Convertible debentures	126.6	126.7	126.7	—	—
U.S. dollar denominated senior unsecured notes	1,496.0	1,527.7	—	1,527.7	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.8	25.5	—	25.5	—
Fair value of risk management contracts	60.6	60.6	—	60.6	—

PENGROWTH Second Quarter 2017 Financial Results	16

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.75	$0.77	$0.74	$0.72
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.77	$0.77	$0.77	$0.77
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(22.3)	$(7.3)	$(35.9)	$(104.4)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	0.3	(2.2)	0.5	(4.8)
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(22.0)	$(9.5)	$(35.4)	$(109.2)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$16.1	$1.6	$25.6	$66.8
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(0.5)	2.1	(0.6)	4.5
Total unrealized (gain) loss on foreign exchange risk management contracts	$15.6	$3.7	$25.0	$71.3
Net unrealized foreign exchange (gain) loss	$(6.4)	$(5.8)	$(10.4)	$(37.9)
Net realized foreign exchange (gain) loss (3)	$(0.4)	$(0.7)	$1.7	$0.8

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the fixed price WCS differential.

(3)	Six months ended June 30, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the early repayment of senior unsecured notes.

14.	SUBSEQUENT EVENTS
On July 6, 2017, Pengrowth completed the previously announced sale of its Judy Creek assets in north central Alberta for total consideration of $185 million, subject to customary adjustments.
On July 11, 2017, Pengrowth announced that the previously announced agreement to sell certain of its Swan Hills area assets for $180 million was terminated. Pengrowth is pursuing the receipt of the approximately $19 million deposit which is being held in escrow.
On August 11, 2017, Pengrowth closed the sale of its Olds/Garrington assets in Central Alberta for $300 million consideration, subject to customary adjustments. As the agreement was signed subsequent to June 30, 2017, these assets were not classified as assets held for sale at June 30, 2017.

PENGROWTH Second Quarter 2017 Financial Results	17